REXAM

02 AUG -6 AM 12:29

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

02049084

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

19 July 2002

SUPPL

Dear Sirs

Rexam PLC
File No 82-3

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith

Jennifer Smith
Assistant Company Secretary

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

dw 8/7

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109
www.rexam.com

REXAM

PRESS RELEASE

Strong growth in European beverage can market triggers £40 million Rexam investment in new manufacturing lines

Based on very good sales growth Rexam, the global consumer packaging company, announces that it is investing in two new beverage can making lines, one at its plant in Naro Fominsk, Russia, the other at its plant in La Selva, Spain.

The £18 million investment in the Naro Fominsk plant follows the explosive growth in the Russian beverage can market in the last two years. This is a result of the concerted efforts of the Russian based can makers, aluminium suppliers and brewers to promote the can as a packaging for quality products and the general increase in beer consumption. Established Western breweries have invested significantly in Russia in recent years and the installation of new filling lines and the modernisation of many breweries point to continued growth. The can market in Russia has doubled to 2 billion cans in the last year alone and is expected to grow at a very fast pace in the years to come.

The Naro Fominsk plant, situated some 75 km south west of Moscow, is one of the world's most modern plants. It has two lines and a current capacity of 1.8 billion cans. The new line will add a further 1 billion can capacity and will be ready in the second quarter 2003 to meet the seasonal upswing in demand.

The Spanish soft drinks and beer markets have shown exceptional growth over the last 5-7 years. The beverage can market has experienced an annual growth rate of some 10% during that period. Market demand is currently being met by imports from other beverage can plants in Europe but this is not a cost effective solution in the long term. During the installation of the new line the plant will be converted from aluminium to steel cans. Steel cans are more cost effective to produce and the investment will therefore strengthen Rexam's competitive position. The new line at La Selva, some 70km south of Barcelona, is a total investment of £22 million including the conversion to steel, and will be completed by the first quarter 2003 in time for the spring and summer increase in demand.

...more

Commenting on the investments, Rolf Börjesson, Rexam's Chief Executive said: "We made a strategic decision to enter the beverage can market with the acquisition of PLM in February 1999. The purchase of American National Can in mid 2000 consolidated our position as the world's number one beverage can maker. The market growth of the beverage can market in Europe has had a very positive effect on Rexam's overall results in the past two years and the £40 million investment in these two lines will help ensure that we are in a position to take full advantage of the growth potential in these vibrant markets and to continue the level of service our customers have come to expect."

Enquiries

Per Erlandsson, Director Corporate Communications 020 7227 4140

Financial Dynamics

Rob Gurner 020 7269 7221

19 July 2002

Rexam is one of the world's top five consumer packaging groups and the world's No 1 beverage can maker. Its global operations focus on beverage packaging in metal, glass and plastic, and plastic packaging solutions for the beauty, healthcare, and food industries around the world. Within its consumer packaging activities, the Rexam Group employs some 20,000 people in around 20 countries worldwide and has an ongoing turnover of approximately £3.0 billion. Rexam ordinary shares trade on the London Stock Exchange under the symbol REX. For further information, visit Rexam's website at www.rexam.com